1Q25 Investor Presentation

April 22, 2025


United
Community

United Community Banks, Inc.

75 Years of Serving Our Communities

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential,” or the negative of these terms or other comparable terminology, and include statements related to the expected benefits of the acquisition of ANB Holdings, Inc. (“ANB”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the ANB acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the ANB acquisition of customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the ANB acquisition may be greater than anticipated, (4) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the ANB acquisition, (5) the failure of the ANB acquisition to close or any unexpected delay in closing the ANB acquisition, (6) the risks relating to the integration of ANB’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (7) the risks associated with United’s pursuit of future acquisitions, (8) the risk associated with expansion into new geographic or product markets, (9) the dilution caused by United’s issuance of additional shares of its common stock in the ANB acquisition, and (10) general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", “noninterest expense – operating,” “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax pre-provision - operating,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.”

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. Further, United’s management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about United’s operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview

$27.9 BILLION IN TOTAL ASSETS	**$3.2** BILLION IN AUA	**13.3%** CET1 RBC(1)	**$18.4** BILLION IN TOTAL LOANS

$23.8 BILLION IN TOTAL DEPOSITS	**$0.24** QUARTERLY COMMON DIVIDEND	**200** BANKING OFFICES ACROSS THE SOUTHEAST



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
NASHVILLE
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
JACKSON
MEMPHIS
CHATTANOOGA
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
HUNTSVILLE
GREENVILLE
WILMINGTON
FLORENCE
COLUMBIA
ATHENS
MYRTLE BEACH
BIRMINGHAM
AUGUSTA
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD
COLUMBUS
SAVANNAH
MONTGOMERY
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI
TN
NC
SC
GA
AL
FL

#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast in 2025

Plus #1 in Trust and People
- J.D. Power

BEST BANK AWARDS
5 awards for outstanding performance in small business and middle market banking in 2025
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2024 for the eighth consecutive year
- American Banker

Premier Southeast Regional Bank – Celebrating 75 Years of Exceptional Service

- Acquisition of ANB Holdings, Inc. ("ANB") expected to close on May 1, 2025, with ~$440 million assets and ~$375 million deposits
- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 190 branches, 10 LPOs, and 3 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 1Q25 regulatory capital ratio is preliminary

1Q25 Highlights

$0.58 Diluted earnings per share – GAAP
$0.59 Diluted earnings per share – operating[1]

1.02% Return on assets – GAAP
1.04% Return on assets – operating[1]

1.55% Return on assets – PTPP – operating[1]

2.05% Cost of deposits
26% DDA / total deposits

7.9% Return on common equity – GAAP
11.2% Return on tangible common equity – operating[1]

56.7% Efficiency ratio – GAAP
56.2% Efficiency ratio – operating[1]

$20.58 TBV per share[1]
3.36% Net interest margin

10% Year-over-year TBV per share[1] improvement
6% Year-over-year net interest revenue improvement
16 bps Year-over-year net interest margin improvement
293 bps Year-over-year operating[1] efficiency ratio improvement

Diluted Earnings Per Share



$0.51
$0.52
$0.61
$0.63
$0.58
$0.59
1Q24
4Q24
1Q25
GAAP
Operating(1)

Return on Average Assets



0.90%
0.93%
1.06%
1.08%
1.02%
1.04%
1Q24
4Q24
1Q25
GAAP
Operating(1)

Book Value Per Share



$26.83
$18.71
$27.87
$20.00
$28.42
$20.58
1Q24
4Q24
1Q25
GAAP
Tangible(1)

PTPP Return on Average Assets



1.36%
1.40%
1.52%
1.55%
1.54%
1.55%
1Q24
4Q24
1Q25
PTPP
Operating(1)

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Outstanding Deposit Franchise

1Q25 Change in Customer Deposits

$ in millions



23,293
$46
$14
$5
$239
$5
$23,602
4Q24 Total Customer Deposits
Noninterest-bearing
NOW
Savings
MMA
Time
1Q25 Total Customer Deposits

1Q25 Public Funds Δ	Noninterest-bearing	NOW	Savings	MMA	Time
	$4	($92)	($0)	($2)	$5

Deposit Costs Down 15 bps in 1Q25



5.25%
2.24%
5.25%
2.35%
5.18%
2.35%
4.58%
2.20%
4.25%
2.05%
4Q23
2Q24
3Q24
4Q24
1Q25
Fed Target Average Lower Bound
UCBI Cost of Deposits

Customer Deposit Growth

- Excluding brokered deposits and public funds, deposits grew $395 million, or 7.8% annualized, from 4Q24
  - Customer deposits were up $309 million, or 5.4% annualized, from 4Q24
  - Public funds of $3.2 billion were down $86 million from 4Q24
- Noninterest-bearing DDA grew $46 million, or 3.0% annualized

Deposit Costs Continue to Trend Down

- Reduction of 15 bps QoQ driven by active management, product mix, and benefit of CD repricing
  - Cumulative deposit beta of 30% through 1Q25
  - Average rate of time deposits maturing in 1Q25 improved ~65 bps, from 4.14% to 3.49%
  - $1.3 billion, or 39%, of time deposits mature in 2Q25 at 3.78%

Deposit Trends

Total Deposit Mix Trend

$ in billions


$23.3
$23.0
$23.3
$23.5
$23.8
$6.4
$6.3
$6.2
$6.2
$6.3
27%
27%
27%
26%
26%
$16.9
$16.7
$17.1
$17.3
$17.5
1Q24
2Q24
3Q24
4Q24
1Q25
Interest-Bearing Deposits
Noninterest-Bearing Deposits
% Noninterest-Bearing Deposits

- Deposits are granular with ~$34,000 average account size and are diverse by industry and geography
- Business deposits of $8.7 billion and personal deposits of $11.6 billion in 1Q25
  - The remaining $3.5 billion of deposits are predominantly comprised of public funds
- $1.3 billion, or 39%, of time deposits mature in 2Q25 at 3.78%

Time Deposit Contractual Maturities

$ in millions


3.78%
3.59%
3.17%
3.13%
3.28%
$1,349
$718
$611
$295
$499
2Q25
3Q25
4Q25
1Q26
Beyond
Time Deposits
Weighted Avg Rate

Customer Deposit Granularity

$ in actual


$77,546
$74,568
$75,977
$72,724
$74,118
$20,304
$20,006
$20,033
$20,309
$20,502
1Q24
2Q24
3Q24
4Q24
1Q25
Personal Deposits Avg Acct Size
Business Deposits Avg Acct Size

Stronger Targeted Loan Growth

1Q25 Loan Portfolio Growth



$ in millions
% QoQ annualized
$18,176
$99
$60
$55
$18
$34
($17)
$18,425
+7%
+15%
+13%
4Q24 Total Loans
C&I
Equipment Finance
CRE
Construction
HELOC
Mortgage / Consumer
1Q25 Total Loans

1Q25 Total Loans $18.4 Billion



Commercial Construction
9%
Home Equity
6%
Residential Construction
1%
Other Consumer
1%
Residential Mortgage
17%
C&I
42%
CRE
24%

Quarter Highlights

- Loan growth of 5.6% annualized, primarily driven by C&I, equipment finance, and HELOC
- Senior Care portfolio down $23 million, or 8%, from 4Q24
- Construction and CRE ratios as a percentage of total RBC were 62% and 204%, respectively, improved from 76% and 213% in 1Q24
- Top 25 relationships totaled $955 million, or 5.2% of total loans, up $36 million from 1Q24
- SNCs outstanding of $287 million, or 1.6% of total loans, up $23 million from 1Q24
- Conservative relationship lending limits driven by risk grades

Note: C&I includes Commercial & Industrial and Owner Occupied CRE

Balance Sheet Strength – Liquidity and Capital



Loans / Core Deposits %
92%
79%
80%
78%
78%
78%
1Q24
2Q24
3Q24
4Q24
1Q25
United
KRX Peer Median

- Substantial balance sheet liquidity and above-peer capital ratios
- $6.7 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- No outstanding wholesale borrowings at the end of 1Q25
- 0.7% of total deposits are brokered in 1Q25, compared to 2.7% for the KRX peer median



Tangible Common Equity / Tangible Assets %
8.5%
8.8%
8.9%
9.0%
9.2%
8.3%
1Q24
2Q24
3Q24
4Q24
1Q25
United
KRX Peer Median



Common Equity Tier 1 RBC %*
12.4%
12.8%
13.1%
13.2%
13.3%
12.2%
1Q24
2Q24
3Q24
4Q24
1Q25
United
KRX Peer Median

*1Q25 regulatory capital ratio is preliminary

Above-Peer Capital Ratios

Risk-Based Capital Ratios


14.6%
1.8%
0.4%
12.4%
15.1%
1.8%
0.5%
12.8%
15.3%
1.8%
0.5%
13.1%
15.1%
1.5%
0.5%
13.2%
14.6%
1.8%
0.6%
12.2%
15.1%
1.4%
0.4%
13.3%
1Q24
2Q24
3Q24
4Q24
4Q24 KRX Peer Median
1Q25*
CET1
Additional Tier 1
Tier 2

Tangible Book Value Per Share


$20.00
$0.58
($0.25)
$0.22
$0.03
$20.58
4Q24 TBV
GAAP Earnings
Dividends (1)
Change in AOCI
Other
1Q25 TBV

- 1Q25 regulatory risk-based capital ratios remained strong and above peers
- The leverage ratio increased 19 bps to 10.15%, as compared to 4Q24
- Quarterly common dividend of $0.24 per share during the quarter, flat vs. prior quarter
- Outstanding common stock repurchase authorization of $100 million
- AFS securities portfolio of $4.5 billion with a 2.1-year duration
- TCE of 9.18% increased 21 bps from 4Q24
  - Net unrealized securities losses in AOCI improved by $27.9 million to $195 million in 1Q25
- ANB acquisition expected to close May 1, 2025, with expected TBV decrease of approximately $0.13 and CET1 decrease of 7 bps

*1Q25 regulatory capital ratios are preliminary

(1) Dividends include both common and preferred dividends

Net Interest Revenue / Margin[1]

Net Interest Revenue & Net Interest Margin

$ in millions


$199.1
$210.3
$212.0
3.20%
3.26%
3.36%
3.13%
3.19%
3.31%
1Q24
4Q24
1Q25
Net Interest Revenue
Net Interest Margin(1)
Core Net Interest Margin(2)

- Net interest revenue increased $1.7 million, or 3.2% annualized, from 4Q24
- Core net interest margin, excluding purchase loan accretion, was up 12 bps to 3.31%, primarily due to improvement in funding costs and deployment of cash
- Purchased loan accretion totaled $3.1 million and contributed 5 bps to the margin, down 2 bps vs. 4Q24
- In 1Q25, purchased $74 million in securities with an average yield of 5.41%, while $265 million in securities ran off at an average yield of 3.70%
- Approximately $8.3 billion, or 45%, of total loans and $2.2 billion, or 33%, of total securities, including hedging activities, are variable rate and reprice or mature within one year

1Q25 NIM Up 10 bps


3.26%
0.05%
0.04%
(0.02%)
0.03%
3.36%
4Q24 NIM
Rate
Mix
Accretion
Day Count / Other
1Q25 NIM

Yields & Costs


6.24%
6.43%
6.42%
6.21%
6.10%
3.23%
3.20%
3.04%
3.37%
3.27%
3.21%
3.33%
3.28%
3.25%
3.26%
3.26%
3.02%
3.36%
3.35%
2.83%
1Q24
2Q24
3Q24
4Q24
1Q25
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

Noninterest Income - Operating


$ in millions
$37.2
$36.6
$35.3
$40.5
$35.7
$12.6
$11.5
$13.4
$13.9
$14.1
$1.5
$1.3
$1.5
$1.6
$1.4
$6.3
$6.4
$6.3
$4.7
$4.5
$7.5
$6.8
$3.5
$9.7
$6.1
$9.3
$10.6
$10.5
$10.6
$9.5
1Q24 (1)
2Q24
3Q24 (1)
4Q24
1Q25
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan Sale Gains
Other

Linked Quarter

- On an operating basis, noninterest income decreased $4.8 million from 4Q24
  - Service charges decreased $1.1 million, primarily due to seasonally lower interchange and overdraft fees
  - Mortgage fees decreased, primarily due to the absence of a significant MSR mark, which was $3.5 million in 4Q24
  - Sold $21.9 million of SBA loans, resulting in $1.4 million of loan sale gains in the quarter

Year-over-Year

- On an operating basis, noninterest income decreased $1.5 million from 1Q24
  - Mortgage fees decreased, primarily due to the absence of a significant MSR mark, which was $1.5 million in 1Q24
  - Brokerage fees decreased $1.8 million, primarily due to the impact of the FinTrust sale
  - Other income increased $1.5 million, primarily due to an increase in customer swap income

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Noninterest Expense

Efficiency Ratio



65.5%
60.5%
59.7%
58.1%
56.7%
56.1%
59.2%
57.1%
57.4%
55.2%
56.2%
1Q24
2Q24
3Q24
4Q24
1Q25
GAAP
Operating(1)
KRX Peer Median

- 1Q25 operating efficiency ratio of 56.2%, down 293 basis points year-over-year
  - Compensation expense improved both quarter-over-quarter and year-over-year
  - Headcount of 3,006 down 3% from 1Q24
  - Operating efficiency ratio has been consistently below the KRX Peer Median

Noninterest Expense

$ in millions



$145.0
$140.4
$147.0
$140.6
$143.1
$140.9
$143.1
$140.9
$141.1
$139.8
1Q24
2Q24
3Q24
4Q24
1Q25
GAAP
Operating(1)

- GAAP noninterest expense improved $2.0 million compared to the prior quarter, and operating noninterest expense improved $1.1 million compared to the prior quarter
- GAAP noninterest expense improved $3.9 million year-over-year, mostly due to the absence of a FDIC special assessment
- Operating noninterest expense improved $0.6 million year-over-year

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans



0.52%
0.30%
0.28%
0.26%
0.45%
0.21%
0.21%
0.07%
0.20%
0.00%
0.16%
0.15%
0.08%
0.11%
0.04%
-0.03%
2021
2022
2023
1Q24
2Q24
3Q24
4Q24
1Q25
United
United Excl. Navitas

- 1Q25 net charge-offs of $9.6 million, or 0.21% of loans annualized
- Nonperforming assets improved $22.3 million during the quarter and were 0.51% of total loans, down 13 bps from 4Q24, due to a variety of successful resolutions, the largest of which was the $8 million sale of a Senior Care property
- Past due loans increased $7.8 million during the quarter and were 0.21% of total loans, an increase of 4 bps from 4Q24
- Higher risk loans, defined as special mention plus substandard accruing, improved 0.1% from 4Q24 to 3.1%

Nonperforming Assets & Past Due Loans as a % of Total Loans



0.64%
0.64%
0.64%
0.58%
0.51%
0.51%
0.28%
0.28%
0.29%
0.28%
0.26%
0.19%
0.17%
0.21%
0.18%
0.06%
2021
2022
2023
1Q24
2Q24
3Q24
4Q24
1Q25
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans



2.6%
1.6%
1.6%
1.4%
1.3%
1.1%
1.9%
1.8%
1.7%
1.6%
1.5%
1.2%
1.3%
1.3%
1.3%
1.4%
2021
2022
2023
1Q24
2Q24
3Q24
4Q24
1Q25
Special Mention (%)
Substandard Accruing (%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward

$ in thousands



$217,389
$ 4,706
$ 836
($ 9,607)
$ 465
$ 12,012
($ 2,600)
$223,201
4Q24 ACL
Loan Growth/ Mix Changes
Unfunded Commitments
NCOs
Specific Reserve
Model Impact/ NCO Refill
Hurricane Special Reserve
1Q25 ACL

Allowance for Credit Losses (ACL)

$ in millions



1.22%
1.23%
1.20%
1.20%
1.21%
$224
$225
$216
$217
$223
1Q24
2Q24
3Q24
4Q24
1Q25
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses / Loans %

- Provision of $15.4 million, up from $11.4 million in 4Q24, due to higher model reserve driven by economic forecast with higher unemployment
- Allowance coverage increased to 1.21%
- Net charge-offs of $9.6 million flat to 4Q24, as improved Navitas charge-offs were offset by slightly higher bank charge-offs
- Higher model reserve partially offset by lower hurricane-related special reserve
  - Hurricane-related special reserve reduced by $2.6 million to $7.2 million
  - We believe the $7.2 million reserve sufficiently covers credits of potential concern and active deferrals

Note: ACL includes the reserve for unfunded commitments

1Q25 INVESTOR PRESENTATION
Exhibits

United
Community Banks, Inc.

Cultural Foundations of United Community

Our Story

Founded 75 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values

Team
We play to win together as a team

Truth
We want to see things as they are, not as we want them to be

Trust
We trust in people

Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision

To be a Legendary Bank

Our Purpose

To Build Communities

Our Accolades


J.D. POWER

Best Consumer Bank for Customer Satisfaction in the Southeast Region, 9 out of the last 11 years, including **#1 in People and #1 in Trust** in 2025

Coalition Greenwich Awards 2025 Best Bank

Best Bank for middle-market and small business banking for 9 years

AMERICAN BANKER

Best Bank to Work For in 2024 for the 8th consecutive year

Average Deposit Costs

$ in billions; rates annualized	1Q24		2Q24		3Q24		4Q24		1Q25	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.4	N/A	$6.3	N/A	$6.2	N/A	$6.3	N/A	$6.2	N/A
NOW	$6.1	3.06%	$5.9	3.01%	$5.8	2.98%	$6.3	2.65%	$6.1	2.47%
MMDA	$5.9	3.46%	$6.1	3.55%	$6.3	3.57%	$6.5	3.31%	$6.6	3.05%
Savings	$1.2	0.24%	$1.2	0.24%	$1.1	0.24%	$1.1	0.23%	$1.1	0.23%
Time	$3.6	4.02%	$3.5	4.05%	$3.5	3.97%	$3.5	3.90%	$3.4	3.63%
Total Interest-Bearing	$16.8	3.21%	$16.7	3.24%	$16.8	3.23%	$17.4	3.00%	$17.3	2.79%
Total Deposits	**$23.2**	**2.32%**	**$23.0**	**2.35%**	**$23.0**	**2.35%**	**$23.7**	**2.20%**	**$23.5**	**2.05%**

Navitas Performance

Navitas Portfolio



$ in millions
8.99%
9.12%
9.25%
9.30%
9.43%
9.58%
9.64%
9.68%
9.70%
$1,447
$1,510
$1,534
$1,543
$1,544
$1,581
$1,603
$1,663
$1,722
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
Navitas Loans $
Portfolio Yield %

- Navitas represents 9% of total loans
- Navitas ACL / Loans of 2.76%
- Navitas 1Q25 NCOs of 1.20% annualized, or $5.0 million
- Of the $5.0 million of losses, $1.1 million came from the Long Haul Trucking segment as the book shrank to just $22 million
- Excluding Long Haul Trucking losses, Navitas losses were 0.95% of total Navitas loans, a 6 bps improvement from 4Q24

Net Charge-Offs & Weighted Average FICO Scores



748
750
751
752
754
755
756
757
758
759
760
761
0.85%
0.32%
0.32%
0.93%
0.69%
1.62%
2.05%
1.66%
1.42%
1.34%
1.43%
1.20%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
NCOs % - Navitas
Weighted Average FICO - Total Portfolio

Navitas Portfolio Concentrations by State



11%
11%
10%
6%
5%
58%
CA
TX
FL
NY
NJ
Other States

Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions


2.9%
$260
$126
$295
3.0%
$145
$306
2.8%
$172
3.0%
$285
$163
$330
2.9%
$141
1Q24
2Q24
3Q24
4Q24
1Q25
Mortgage Locks $
Loans Sold $
Gain on Sale %

- Rate locks were $330 million compared to $285 million in 4Q24, driven primarily by benefit from lower mortgage rates and seasonal momentum
- 79% of locked loans were fixed-rate mortgages, which were either sold in 1Q25 or are contemplated to be sold once closed
- Sold $141 million in 1Q25, down $22 million from $163 million sold in 4Q24
- Gain on sale lower in 1Q25 primarily due to product mix

Mortgage Locks - Purchase vs. Refinance


80%
20%
84%
16%
79%
21%
78%
22%
80%
20%
1Q24
2Q24
3Q24
4Q24
1Q25
Purchase
Refinance

- Purchase volume remained the primary driver of originations at 80% of the total

Footprint Focused on High-Growth Southeast MSAs

Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.2%
Orlando, FL
2.3%
Knoxville, TN
2.7%
Gainesville, GA
3.3%
Raleigh, NC
3.8%
Miami, FL
4.8%
Nashville, TN
5.1%
Greenville, SC
8.8%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [(1)]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Jacksonville, FL	0.68%	8.26	11.51
2) Raleigh, NC	3.80%	7.36	11.78
3) Orlando, FL	2.27%	7.10	11.04
4) Charlotte, NC	1.92%	6.55	10.29
5) Greenville, SC	8.83%	6.37	6.31
6) Tampa, FL	0.11%	5.66	12.13
7) Nashville, TN	5.12%	5.64	10.79
8) Richmond, VA	--	4.96	10.23
9) Atlanta, GA	22.26%	4.39	7.65
10) Miami, FL	4.77%	3.58	11.99
11) Washington, DC	--	2.45	8.11
12) Virginia Beach, VA	--	1.92	8.81

UCBI MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [(2)]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Winter Haven, FL	--	9.40	6.20
2) Huntsville, AL	1.43%	9.34	10.21
3) Fayetteville, AR	--	8.80	9.16
4) Port St. Lucie, FL	0.15%	8.78	9.16
5) Sarasota, Fl	0.15%	8.47	10.21
6) Charleston, SC	1.07%	7.37	10.12
7) Daytona Beach, FL	--	7.09	13.08
8) Melbourne, FL	0.16%	6.53	12.76
9) Pensacola, FL	--	6.40	11.34
10) Knoxville, TN	2.72%	5.89	10.74
11) Fort Myers, FL	--	5.05	9.86
12) Columbia, SC	0.22%	4.62	7.66
13) Chattanooga, TN	0.18%	4.52	10.74
14) Durham, NC	--	4.31	10.70
15) Augusta, GA	--	3.94	7.25

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q24	2Q24	3Q24	4Q24	1Q25
Noninterest Income					
Noninterest income - GAAP	$ 39,587	$ 36,556	$ 8,091	$ 40,522	$ 35,656
Loss on sale of manufactured housing loans	-	-	27,209	-	-
Gain on lease termination	(2,400)	-	-	-	-
Noninterest income - operating	$ 37,187	$ 36,556	$ 35,300	$ 40,522	$ 35,656
Expenses					
Expenses - GAAP	$ 145,002	$ 147,044	$ 143,065	$ 143,056	$ 141,099
Merger-related and other charges	(2,087)	(2,157)	(2,176)	(2,203)	(1,297)
FDIC special assessment	(2,500)	764	-	-	-
Loss on FinTrust (goodwill impairment)	-	(5,100)	-	-	-
Expenses - operating	$ 140,415	$ 140,551	$ 140,889	$ 140,853	$ 139,802
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.51	$ 0.54	$ 0.38	$ 0.61	$ 0.58
Loss on sale of manufactured housing loans	$ -	$ -	$ 0.18	$ -	$ -
Merger-related and other charges	0.01	0.01	0.01	0.02	0.01
FDIC special assessment	0.02	-	-	-	-
Gain on lease termination	(0.02)	-	-	-	-
Loss on FinTrust (goodwill impairment)	-	0.03	-	-	-
Diluted earnings per share - operating	$ 0.52	$ 0.58	$ 0.57	$ 0.63	$ 0.59
Book Value Per Share					
Book value per share - GAAP	$ 26.83	$ 27.18	$ 27.68	$ 27.87	$ 28.42
Effect of goodwill and other intangibles	(8.12)	(8.05)	(8.02)	(7.87)	(7.84)
Tangible book value per share	$ 18.71	$ 19.13	$ 19.66	$ 20.00	$ 20.58
Return on Tangible Common Equity					
Return on common equity - GAAP	7.14 %	7.53 %	5.20 %	8.40 %	7.89 %
Loss on sale of manufactured housing loans	-	-	2.43	-	-
Merger-related and other charges	0.19	0.20	0.19	0.20	0.12
FDIC special assessment	0.23	(0.07)	-	-	-
Lease termination gain	(0.22)	-	-	-	-
Loss on FinTrust (goodwill impairment)	-	0.46	-	-	-
Return on common equity - operating	7.34	8.12	7.82	8.60	8.01
Effect of goodwill and intangibles	3.34	3.56	3.35	3.52	3.20
Return on tangible common equity - operating	10.68 %	11.68 %	11.17 %	12.12 %	11.21 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q24		2Q24		3Q24		4Q24		1Q25	
Return on Assets										
Return on assets - GAAP	0.90	%	0.97	%	0.67	%	1.06	%	1.02	%
Loss on sale of manufactured housing loans	-		-		0.31		-		-	
Merger-related and other charges	0.03		0.01		0.03		0.02		0.02	
FDIC special assessment	0.03		-		-		-		-	
Lease termination gain	(0.03)		-		-		-		-	
Loss on FinTrust (goodwill impairment)	-		0.06		-		-		-	
Return on assets - operating	0.93	%	1.04	%	1.01	%	1.08	%	1.04	%
Return on Assets to Return on Assets - Pre-Tax Pre-Provision										
Return on assets - GAAP	0.90	%	0.97	%	0.67	%	1.06	%	1.02	%
Income tax expense	0.27		0.29		0.19		0.30		0.29	
Provision for credit losses	0.19		0.18		0.21		0.16		0.23	
Return on assets - pre-tax, pre-provision	1.36		1.44		1.07		1.52		1.54	
Loss on sale of manufactured housing loans	-		-		0.40		-		-	
Merger-related and other charges	0.04		0.03		0.03		0.03		0.01	
FDIC special assessment	0.04		(0.01)		-		-		-	
Lease termination gain	(0.04)		-		-		-		-	
Loss on FinTrust (goodwill impairment)	-		0.08		-		-		-	
Return on assets - pre-tax pre-provision - operating	1.40	%	1.54	%	1.50	%	1.55	%	1.55	%
Efficiency Ratio										
Efficiency ratio - GAAP	60.47	%	59.70	%	65.51	%	56.05	%	56.74	%
Loss on sale of manufactured housing loans	-		-		(7.15)		-		-	
Merger-related and other charges	(0.87)		(0.88)		(0.99)		(0.87)		(0.52)	
FDIC special assessment	(1.05)		0.31		-		-		-	
Lease termination gain	0.60		-		-		-		-	
Loss on FinTrust (goodwill impairment)	-		(2.07)		-		-		-	
Efficiency ratio - operating	59.15	%	57.06	%	57.37	%	55.18	%	56.22	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.06	%	12.35	%	12.45	%	12.38	%	12.56	%
Effect of goodwill and intangibles	(3.25)		(3.24)		(3.20)		(3.09)		(3.06)	
Effect of preferred equity	(0.32)		(0.33)		(0.32)		(0.32)		(0.32)	
Tangible common equity to tangible assets	8.49	%	8.78	%	8.93	%	8.97	%	9.18	%

Glossary

ACL – Allowance for Credit Losses
ALLL – Allowance for Loan Losses
AOCI – Accumulated Other Comprehensive Income (Loss)
AUA – Assets Under Administration
BPS – Basis Points
C&I – Commercial and Industrial
C&D – Construction and Development
CECL – Current Expected Credit Losses
CET1 – Common Equity Tier 1 Capital
CRE – Commercial Real Estate
CSP – Customer Service Profiles
DDA – Demand Deposit Account
EOP – End of Period
EPS – Earnings Per Share
FHA – Federal Housing Administration
FTE – Fully-Taxable Equivalent
GAAP – Accounting Principles Generally Accepted in the USA
IBL – Interest-Bearing Liabilities
ICS – Insured Cash Sweep
KRX – KBW Nasdaq Regional Banking Index
LPO – Loan Production Office
MH – Manufactured Housing
MLO – Mortgage Loan Office
MMDA – Money Market Deposit Account
MTM – Marked-to-Market
MSA – Metropolitan Statistical Area
MSR – Mortgage Servicing Rights Asset
NCO – Net Charge-Offs
NIM – Net Interest Margin
NOW – Negotiable Order of Withdrawal
NPA – Non-Performing Asset
NSF – Non-Sufficient Funds
OO CRE – Owner Occupied Commercial Real Estate
PCD – Loans Purchased with Credit Deterioration
PPP – Paycheck Protection Program
PTPP – Pre-Tax, Pre-Provision Earnings
RBC – Risk Based Capital
ROA – Return on Assets
SBA – United States Small Business Administration
TCE – Tangible Common Equity
USDA – United States Department of Agriculture
VA – Veterans Affairs
YOY – Year over Year